OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Intelli-Check-Mobilisa, Inc.

(Name of Issuer)

Common Stock par value $0.001

 (Title of Class of Securities)

45817G 102

(CUSIP Number)

Bonnie Ludlow
191 Otto Street
Port Townsend, WA  98368
360.344.3233

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ྑ

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45817G 102

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bonnie Ludlow

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ..........................................................................................................................................
(b) ..........................................................................................................................................

	3.	SEC Use Only ...........................................................................................................................

	4.	Source of Funds (See Instructions) OO (Through Merger Agreement with Intelli-Check, Inc.)

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

	6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,018,184 (includes options to purchase 21,820 shares exercisable within 60 days from March 14, 2008).

	8.	Shared Voting Power 4,159,106 (all 4,159,106 of which are shares owned by Ms. Ludlow’s spouse as to which she disclaims beneficial ownership).

	9.	Sole Dispositive Power 8,018,184 (includes options to purchase 21,820 shares exercisable within 60 days from March 14, 2008).

	10.	Shared Dispositive Power 4,159,106 (all 4,159,106 of which are shares owned by Ms. Ludlow’s spouse as to which she disclaims beneficial ownership).

11.
Aggregate Amount Beneficially Owned by Each Reporting Person: 12,177,290 (includes (i) options to purchase 21,820 shares exercisable within 60 days from March 14, 2008 and (ii) 4,159,106 shares owned by Ms. Ludlow’s spouse as to which she disclaims beneficial ownership).

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

	13.	Percent of Class Represented by Amount in Row (11) 49.5%

	14.	Type of Reporting Person IN

Item 1.	Security and Issuer
This statement relates to shares of Common Stock, par value $0.001 per share of Intelli-Check-Mobilisa, Inc., a Delaware corporation (“ICM”) formerly known as Intelli-Check, Inc., with its principal office located at 191 Otto Street, Port Townsend, WA  98368.

Item 2.	Identity and Background
(a) The name of the reporting person is Bonnie Ludlow (the “Reporting Person”).

(b) The business address of the Reporting Person is 191 Otto Street, Port Townsend, WA  98368.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is a Director of Intelli-Check-Mobilisa, Inc. 191 Otto Street, Port Townsend, WA  98368.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration
Ms. Ludlow is a founding shareholder of Mobilisa, Inc., a Washington corporation (“Mobilisa”) that was merged with a subsidiary of Intelli-Check, Inc. pursuant to a Merger Agreement among Mobilisa, Intelli-Check, Inc., Intelli-Check Merger Sub, Inc. and certain shareholders of Mobilisa dated November 20, 2007 (the “Merger”). Pursuant to the Merger, Ms. Ludlow’s shares of Mobilsa common stock and options to purchase Mobilisa common stock were converted into and replaced with, respectively, shares of ICM common stock and options to purchase ICM common stock. The conversion ratio in the Merger was 1.091 shares of ICM common stock to be issued in exchange for each share of Mobilisa common stock.

Item 4.	Purpose of Transaction.
The transaction occurred as a result of the above described Merger. The purpose of the transaction was to merge Mobilisa and Intelli-Check into one company to combine the strengths of each company into an entity that would be a leading technology company in developing and marketing wireless technology and identity systems for various applications including mobile and handheld wireless devices for the government, military and commercial markets.

Item 5.	Interest in Securities of the Issuer
(a)
Ms. Ludlow beneficially owns 12,177,290 shares of the common stock of ICM representing approximately 49.5% of the outstanding shares of ICM. Included in such amount are: (i) 10,910 vested options to purchase shares of common stock of ICM at an exercise price of $0.23 per share, (ii) 10,910 vested options to purchase shares of common stock of ICM at an exercise price of $0.46 per share and (iii) 4,159,106 shares owned by Ms. Ludlow’s spouse as to which she disclaims beneficial ownership.

(b)
(i) Sole Power to Vote or Direct the Vote: Ms. Ludlow directly owns 8,018,184 shares of the common stock of ICM (includes options to purchase 21,820 shares exercisable within 60 days from March 14, 2008) representing approximately 32.6% percent of the outstanding shares of ICM.

(ii) Shared Power to Vote or Direct the Vote: Ms. Ludlow indirectly owns 4,159,106 shares of ICM (all of which are shares owned by Ms. Ludlow’s spouse as to which she disclaims beneficial ownership).

(iii) Sole Power to Dispose or Direct the Disposition: Ms. Ludlow directly owns 8,018,184 shares of the common stock of ICM (includes options to purchase 21,820 shares exercisable within 60 days from March 14, 2008) representing approximately 32.6% percent of the outstanding shares of ICM.

(iv) Shared Power to Dispose or Direct the Disposition: Ms. Ludlow indirectly owns 4,159,106 shares of ICM (all of which are shares owned by Ms. Ludlow’s spouse as to which she disclaims beneficial ownership).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ms. Ludlow presently holds 21,820 options to purchase shares of ICM common stock. 10,910 of such options have an exercise price of $0.23 and 10,910 of such options have an exercise price of $0.46. 10,910 of the options expire March 27, 2013 and the balance of such options expire April 18, 2016.

Pursuant to a grant of call right, Ms. Ludlow is obligated to sell, upon his exercise, 310,935 shares of ICM common stock to Steve Williams at a price of $0.46 per share. Such right expires March 14, 2011.

Pursuant to a grant of call right, Ms. Ludlow is obligated to sell, upon his exercise, 545,500 shares of ICM common stock to Steve Williams at a price of $0.46 per share. Such right vests March 14, 2010 and expires March 14, 2011.

Pursuant to a grant of call right, Ms. Ludlow is obligated to sell, upon his exercise, 218,200 shares of ICM common stock to John Paxton at a price of $0.46 per share. Such right expires March 14, 2011.

Pursuant to a grant of call right, Ms. Ludlow is obligated to sell, upon her exercise, 92,735 shares of ICM common stock to Claudia Monroe at a price of $0.46 per share. Such right expires March 14, 2011.

Pursuant to a grant of call right, Ms. Ludlow is obligated to sell, upon her exercise, 92,735 shares of ICM common stock to Kenna Pope at a price of $0.46 per share. Such right expires March 14, 2011.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1
Merger Agreement among Mobilisa, Intelli-Check, Inc., Intelli-Check Merger Sub, Inc. and certain shareholders of Mobilisa dated November 20, 2007 (Incorporated by reference to Exhibit 99.1 of that Form 8-K filing of Intelli-Check, Inc. filed November 21, 2007.)

Exhibit 2	Grant of Call Right to Steve Williams.

Exhibit 3	Grant of Call Right to Steve Williams.

Exhibit 4	Grant of Call Right to John Paxton.

Exhibit 5	Grant of Call Right to Claudia Monroe.

Exhibit 6	Grant of Call Right to Kenna Pope.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 25, 2008

Signature \s\ Bonnie Ludlow

Name Bonnie Ludlow

Exhibit 2

SUBSTITUTE GRANT OF CALL RIGHT

This Substitute Grant of Call Right (“Right”) dated as of March 14, 2008 in favor of the individual set forth on Exhibit A (the “Recipient”).

WHEREAS, the undersigned (“Grantor”) previously granted a right (the “Original Right”) to call 285,000 shares of the common stock of Mobilisa, Inc. (“Mobilisa”) from the Grantor at an exercise price of $0.50 per share pursuant to a Grant of Call Right dated April 6, 2007.

WHEREAS, as of March 14, 2008 Mobilisa was merged (the “Merger”) with a wholly owned subsidiary of Intelli-Check, Inc. (“Intelli-Check”) whereby the holders of shares of Mobilisa common stock received 1.091 shares of Intelli-Check common stock. The name of Intelli-Check was changed pursuant to the Merger to “Intelli-Check-Mobilisa, Inc.”, or “ICM”.

WHEREAS, pursuant to Section 3 of the Original Right, the number of shares and purchase price of the Original Right were adjusted as a result of the Merger

WHEREAS, the Grantor desires to substitute the Original Right with this Right along the same terms and conditions of the Original Right, and confirm that the number of shares and exercise price of the Original Right have been changed as a result of the Mobilisa shares being converted into ICM shares as a result of the Merger.

NOW THEREFORE, the Grantor, as holder of shares of common stock (the “Shares”) of ICM, hereby substitutes to the Recipient, or its registered assigns (the “Registered Holder”), subject to the terms set forth below, the Original Right with this Right to purchase that number of Shares from the undersigned as set forth on the signature page to this Right at the purchase price of $0.46 per share (the “Purchase Price”). The number of Shares purchasable upon exercise of this Right, and the exercise price per Share shall be adjusted from time to time, if applicable, pursuant to Section 3.

1. Number of Shares. Subject to the terms and conditions hereinafter set forth, the Registered Holder is entitled, upon exercise of this Right, to purchase from the undersigned the number of Shares (subject to adjustments as provided herein) equal to the number Shares set forth on the Signature Page below.

2. Exercise.

(a) Manner of Exercise. This Right may be exercised by the Registered Holder pursuant to Section 5, in whole or in part, by surrendering this Right, with the purchase form appended hereto as Exhibit A, duly executed by such Registered Holder or by such Registered Holder’s duly authorized attorney, to the undersigned, accompanied by payment in full of the Purchase Price payable in respect of the number of Shares purchased upon such exercise. The Purchase Price may be paid by cash, cashier’s check or through a promissory note in form and substance satisfactory to the undersigned bearing 8% interest that shall be payable in full to the undersigned on the 45th day after the exercise of this Right.

(b) Effective Time of Exercise. The Exercise of this Right shall be deemed to have been effected immediately prior to the close of business on the day on which this Right shall have been surrendered to the undersigned for exercise, subject to the vesting provisions of Section 5. At such time, the Registered Holder or his permitted assign(s) shall be deemed to have become the holder or holders of record of the Shares represented by such certificates.

 (c) Exercise; Delivery to Holder. As soon as practicable after the exercise of this Right in whole or in part, and in any event within five (5) days thereafter, the undersigned shall cause the Company to issue the Shares in the name of, and delivered to, the Registered Holder.

3. Adjustments.

(a) Stock Splits and Dividends. If outstanding Shares of the Company shall be subdivided into a greater number of shares or a dividend in Shares shall be paid in respect of Shares, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced. If outstanding Shares shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of Shares purchasable upon the exercise of this Right shall be changed to the number determined by dividing (i) the number of Shares issuable upon the exercise of this Right immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(b) Reclassification, Etc. In case there occurs any reclassification or change of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the stock or securities of which are at the time receivable upon the exercise of this Right) or any similar corporate reorganization on or after the date hereof, then, and in each such case the Registered Holder, upon the exercise hereof at any time after the consummation of such reclassification, change, or reorganization shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Right immediately prior thereto, all subject to further adjustment pursuant to the provisions of this Section 3.

4. Restrictions on Transfer. This Grant of Call Right and the Right set forth herein may not be assigned or transferred to any other person or entity without first obtaining the express written consent of the undersigned. Any attempted assignment or transfer not in compliance with this Section 4 shall be null and void.

5. Vesting of Right; Expiration. This Right is exercisable effective March 14, 2008 and shall expire on the earlier to occur of (i) March 14, 2011 or (ii) on such date that Recipient is no longer an employee of ICM or an affiliate of ICM (the “Expiration Date”).

6. No Rights as Stockholder. Until the exercise of this Right, the Registered Holder of this Right shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

7. No Fractional Shares. No fractional Shares will be issued in connection with any exercise hereunder. Fractional shares will be rounded up or down to the nearest whole number.

8. Headings. The headings in this Right are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Right.

9. Governing Law. This Right shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

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SIGNATURE PAGE: SUBSTITUTE CALL RIGHT

By: \s\ Bonnie Ludlow
Name: Bonnie Ludlow

Number of Shares Subject to Call Right

310,935

Price: $0.46 per Share

Date: March 14, 2008

Agreed and Accepted

By______________________
Name Steve Williams

EXHIBIT A

PURCHASE FORM

Name:  Steve Williams

Address: ________________________

________________________

________________________

Phone:  ________________________

Fax:  ________________________

SS#:  ________________________

Number of Shares Purchased: __________

Price per Share:  __________

Exhibit 3

SUBSTITUTE GRANT OF CALL RIGHT

This Substitute Grant of Call Right (“Right”) dated as of March 14, 2008 in favor of the individual set forth on Exhibit A (the “Recipient”).

WHEREAS, the undersigned (“Grantor”) previously granted a right (the “Original Right”) to call 500,000 shares of the common stock of Mobilisa, Inc. (“Mobilisa”) from the Grantor at an exercise price of $0.50 per share pursuant to a Grant of Call Right dated April 6, 2007.

WHEREAS, as of March 14, 2008 Mobilisa was merged (the “Merger”) with a wholly owned subsidiary of Intelli-Check, Inc. (“Intelli-Check”) whereby the holders of shares of Mobilisa common stock received 1.091 shares of Intelli-Check common stock. The name of Intelli-Check was changed pursuant to the Merger to “Intelli-Check-Mobilisa, Inc.”, or “ICM”.

WHEREAS, pursuant to Section 3 of the Original Right, the number of shares and purchase price of the Original Right were adjusted as a result of the Merger

WHEREAS, the Grantor desires to substitute the Original Right with this Right along the same terms and conditions of the Original Right, and confirm that the number of shares and exercise price of the Original Right have been changed as a result of the Mobilisa shares being converted into ICM shares as a result of the Merger.

NOW THEREFORE, the Grantor, as holder of shares of common stock (the “Shares”) of ICM, hereby substitutes to the Recipient, or its registered assigns (the “Registered Holder”), subject to the terms set forth below, the Original Right with this Right to purchase that number of Shares from the undersigned as set forth on the signature page to this Right at the purchase price of $0.46 per share (the “Purchase Price”). The number of Shares purchasable upon exercise of this Right, and the exercise price per Share shall be adjusted from time to time, if applicable, pursuant to Section 3.

1. Number of Shares. Subject to the terms and conditions hereinafter set forth, the Registered Holder is entitled, upon exercise of this Right, to purchase from the undersigned the number of Shares (subject to adjustments as provided herein) equal to the number Shares set forth on the Signature Page below.

2. Exercise.

(a) Manner of Exercise. This Right may be exercised by the Registered Holder pursuant to Section 5, in whole or in part, by surrendering this Right, with the purchase form appended hereto as Exhibit A, duly executed by such Registered Holder or by such Registered Holder’s duly authorized attorney, to the undersigned, accompanied by payment in full of the Purchase Price payable in respect of the number of Shares purchased upon such exercise. The Purchase Price may be paid by cash, cashier’s check or through a promissory note in form and substance satisfactory to the undersigned bearing 8% interest that shall be payable in full to the undersigned on the 45th day after the exercise of this Right.

(b) Effective Time of Exercise. The Exercise of this Right shall be deemed to have been effected immediately prior to the close of business on the day on which this Right shall have been surrendered to the undersigned for exercise, subject to the vesting provisions of Section 5. At such time, the Registered Holder or his permitted assign(s) shall be deemed to have become the holder or holders of record of the Shares represented by such certificates.

 (c) Exercise; Delivery to Holder. As soon as practicable after the exercise of this Right in whole or in part, and in any event within five (5) days thereafter, the undersigned shall cause the Company to issue the Shares in the name of, and delivered to, the Registered Holder.

3. Adjustments.

(a) Stock Splits and Dividends. If outstanding Shares of the Company shall be subdivided into a greater number of shares or a dividend in Shares shall be paid in respect of Shares, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced. If outstanding Shares shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of Shares purchasable upon the exercise of this Right shall be changed to the number determined by dividing (i) the number of Shares issuable upon the exercise of this Right immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(b) Reclassification, Etc. In case there occurs any reclassification or change of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the stock or securities of which are at the time receivable upon the exercise of this Right) or any similar corporate reorganization on or after the date hereof, then, and in each such case the Registered Holder, upon the exercise hereof at any time after the consummation of such reclassification, change, or reorganization shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Right immediately prior thereto, all subject to further adjustment pursuant to the provisions of this Section 3.

4. Restrictions on Transfer. This Grant of Call Right and the Right set forth herein may not be assigned or transferred to any other person or entity without first obtaining the express written consent of the undersigned. Any attempted assignment or transfer not in compliance with this Section 4 shall be null and void.

5. Vesting of Right; Expiration. This Right is exercisable effective March 14, 2010, assuming Recipient is then an employee of ICM or an affiliate of ICM and shall expire on the earlier to occur of (i) March 14, 2011 or (ii) such date that Recipient is no longer an employee of ICM or an affiliate of ICM(the “Expiration Date”).

6. No Rights as Stockholder. Until the exercise of this Right, the Registered Holder of this Right shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

7. No Fractional Shares. No fractional Shares will be issued in connection with any exercise hereunder. Fractional shares will be rounded up or down to the nearest whole number.

8. Headings. The headings in this Right are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Right.

9. Governing Law. This Right shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

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SIGNATURE PAGE: SUBSTITUTE CALL RIGHT

By: \s\ Bonnie Ludlow
Name: Bonnie Ludlow

Number of Shares Subject to Call Right

545,500

Price: $0.46 per Share

Date: March 14, 2008

Agreed and Accepted

By______________________
Name Steve Williams

EXHIBIT A

PURCHASE FORM

Name:  Steve Williams

Address: ________________________

________________________

________________________

Phone:  ________________________

Fax:  ________________________

SS#:  ________________________

Number of Shares Purchased: __________

Price per Share:  __________

Exhibit 4

SUBSTITUTE GRANT OF CALL RIGHT

This Substitute Grant of Call Right (“Right”) dated as of March 14, 2008 in favor of the individual set forth on Exhibit A (the “Recipient”).

WHEREAS, the undersigned (“Grantor”) previously granted a right (the “Original Right”) to call 200,000 shares of the common stock of Mobilisa, Inc. (“Mobilisa”) from the Grantor at an exercise price of $0.50 per share pursuant to a Grant of Call Right dated April 6, 2007.

WHEREAS, as of March 14, 2008 Mobilisa was merged (the “Merger”) with a wholly owned subsidiary of Intelli-Check, Inc. (“Intelli-Check”) whereby the holders of shares of Mobilisa common stock received 1.091 shares of Intelli-Check common stock. The name of Intelli-Check was changed pursuant to the Merger to “Intelli-Check-Mobilisa, Inc.”, or “ICM”.

WHEREAS, pursuant to Section 3 of the Original Right, the number of shares and purchase price of the Original Right were adjusted as a result of the Merger

WHEREAS, the Grantor desires to substitute the Original Right with this Right along the same terms and conditions of the Original Right, and confirm that the number of shares and exercise price of the Original Right have been changed as a result of the Mobilisa shares being converted into ICM shares as a result of the Merger.

NOW THEREFORE, the Grantor, as holder of shares of common stock (the “Shares”) of ICM, hereby substitutes to the Recipient, or its registered assigns (the “Registered Holder”), subject to the terms set forth below, the Original Right with this Right to purchase that number of Shares from the undersigned as set forth on the signature page to this Right at the purchase price of $0.46 per share (the “Purchase Price”). The number of Shares purchasable upon exercise of this Right, and the exercise price per Share shall be adjusted from time to time, if applicable, pursuant to Section 3.

1. Number of Shares. Subject to the terms and conditions hereinafter set forth, the Registered Holder is entitled, upon exercise of this Right, to purchase from the undersigned the number of Shares (subject to adjustments as provided herein) equal to the number Shares set forth on the Signature Page below.

2. Exercise.

(a) Manner of Exercise. This Right may be exercised by the Registered Holder pursuant to Section 5, in whole or in part, by surrendering this Right, with the purchase form appended hereto as Exhibit A, duly executed by such Registered Holder or by such Registered Holder’s duly authorized attorney, to the undersigned, accompanied by payment in full of the Purchase Price payable in respect of the number of Shares purchased upon such exercise. The Purchase Price may be paid by cash, cashier’s check or through a promissory note in form and substance satisfactory to the undersigned bearing 8% interest that shall be payable in full to the undersigned on the 45th day after the exercise of this Right.

(b) Effective Time of Exercise. The Exercise of this Right shall be deemed to have been effected immediately prior to the close of business on the day on which this Right shall have been surrendered to the undersigned for exercise, subject to the vesting provisions of Section 5. At such time, the Registered Holder or his permitted assign(s) shall be deemed to have become the holder or holders of record of the Shares represented by such certificates.

 (c) Exercise; Delivery to Holder. As soon as practicable after the exercise of this Right in whole or in part, and in any event within five (5) days thereafter, the undersigned shall cause the Company to issue the Shares in the name of, and delivered to, the Registered Holder.

3. Adjustments.

(a) Stock Splits and Dividends. If outstanding Shares of the Company shall be subdivided into a greater number of shares or a dividend in Shares shall be paid in respect of Shares, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced. If outstanding Shares shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of Shares purchasable upon the exercise of this Right shall be changed to the number determined by dividing (i) the number of Shares issuable upon the exercise of this Right immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(b) Reclassification, Etc. In case there occurs any reclassification or change of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the stock or securities of which are at the time receivable upon the exercise of this Right) or any similar corporate reorganization on or after the date hereof, then, and in each such case the Registered Holder, upon the exercise hereof at any time after the consummation of such reclassification, change, or reorganization shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Right immediately prior thereto, all subject to further adjustment pursuant to the provisions of this Section 3.

4. Restrictions on Transfer. This Grant of Call Right and the Right set forth herein may not be assigned or transferred to any other person or entity without first obtaining the express written consent of the undersigned. Any attempted assignment or transfer not in compliance with this Section 4 shall be null and void.

5. Vesting of Right; Expiration. This Right is exercisable effective March 14, 2008 and shall expire March 14, 2011 (the “Expiration Date”).

6. No Rights as Stockholder. Until the exercise of this Right, the Registered Holder of this Right shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

7. No Fractional Shares. No fractional Shares will be issued in connection with any exercise hereunder. Fractional shares will be rounded up or down to the nearest whole number.

8. Headings. The headings in this Right are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Right.

9. Governing Law. This Right shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

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SIGNATURE PAGE: SUBSTITUTE CALL RIGHT

By: \s\ Bonnie Ludlow
Name: Bonnie Ludlow

Number of Shares Subject to Call Right

218,200

Price: $0.46 per Share

Date: March 14, 2008

Agreed and Accepted

By______________________
Name John Paxton

EXHIBIT A

PURCHASE FORM

Name:  John Paxton

Address: ________________________

________________________

________________________

Phone:  ________________________

Fax:  ________________________

SS#:  ________________________

Number of Shares Purchased: __________

Price per Share:  __________

Exhibit 5

SUBSTITUTE GRANT OF CALL RIGHT

This Substitute Grant of Call Right (“Right”) dated as of March 14, 2008 in favor of the individual set forth on Exhibit A (the “Recipient”).

WHEREAS, the undersigned (“Grantor”) previously granted a right (the “Original Right”) to call 85,000 shares of the common stock of Mobilisa, Inc. (“Mobilisa”) from the Grantor at an exercise price of $0.50 per share pursuant to a Grant of Call Right dated April 6, 2007.

WHEREAS, as of March 14, 2008 Mobilisa was merged (the “Merger”) with a wholly owned subsidiary of Intelli-Check, Inc. (“Intelli-Check”) whereby the holders of shares of Mobilisa common stock received 1.091 shares of Intelli-Check common stock. The name of Intelli-Check was changed pursuant to the Merger to “Intelli-Check-Mobilisa, Inc.”, or “ICM”.

WHEREAS, pursuant to Section 3 of the Original Right, the number of shares and purchase price of the Original Right were adjusted as a result of the Merger

WHEREAS, the Grantor desires to substitute the Original Right with this Right along the same terms and conditions of the Original Right, and confirm that the number of shares and exercise price of the Original Right have been changed as a result of the Mobilisa shares being converted into ICM shares as a result of the Merger.

NOW THEREFORE, the Grantor, as holder of shares of common stock (the “Shares”) of ICM, hereby substitutes to the Recipient, or its registered assigns (the “Registered Holder”), subject to the terms set forth below, the Original Right with this Right to purchase that number of Shares from the undersigned as set forth on the signature page to this Right at the purchase price of $0.46 per share (the “Purchase Price”). The number of Shares purchasable upon exercise of this Right, and the exercise price per Share shall be adjusted from time to time, if applicable, pursuant to Section 3.

1. Number of Shares. Subject to the terms and conditions hereinafter set forth, the Registered Holder is entitled, upon exercise of this Right, to purchase from the undersigned the number of Shares (subject to adjustments as provided herein) equal to the number Shares set forth on the Signature Page below.

2. Exercise.

(a) Manner of Exercise. This Right may be exercised by the Registered Holder pursuant to Section 5, in whole or in part, by surrendering this Right, with the purchase form appended hereto as Exhibit A, duly executed by such Registered Holder or by such Registered Holder’s duly authorized attorney, to the undersigned, accompanied by payment in full of the Purchase Price payable in respect of the number of Shares purchased upon such exercise. The Purchase Price may be paid by cash, cashier’s check or through a promissory note in form and substance satisfactory to the undersigned bearing 8% interest that shall be payable in full to the undersigned on the 45th day after the exercise of this Right.

(b) Effective Time of Exercise. The Exercise of this Right shall be deemed to have been effected immediately prior to the close of business on the day on which this Right shall have been surrendered to the undersigned for exercise, subject to the vesting provisions of Section 5. At such time, the Registered Holder or his permitted assign(s) shall be deemed to have become the holder or holders of record of the Shares represented by such certificates.

 (c) Exercise; Delivery to Holder. As soon as practicable after the exercise of this Right in whole or in part, and in any event within five (5) days thereafter, the undersigned shall cause the Company to issue the Shares in the name of, and delivered to, the Registered Holder.

3. Adjustments.

(a) Stock Splits and Dividends. If outstanding Shares of the Company shall be subdivided into a greater number of shares or a dividend in Shares shall be paid in respect of Shares, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced. If outstanding Shares shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of Shares purchasable upon the exercise of this Right shall be changed to the number determined by dividing (i) the number of Shares issuable upon the exercise of this Right immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(b) Reclassification, Etc. In case there occurs any reclassification or change of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the stock or securities of which are at the time receivable upon the exercise of this Right) or any similar corporate reorganization on or after the date hereof, then, and in each such case the Registered Holder, upon the exercise hereof at any time after the consummation of such reclassification, change, or reorganization shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Right immediately prior thereto, all subject to further adjustment pursuant to the provisions of this Section 3.

4. Restrictions on Transfer. This Grant of Call Right and the Right set forth herein may not be assigned or transferred to any other person or entity without first obtaining the express written consent of the undersigned. Any attempted assignment or transfer not in compliance with this Section 4 shall be null and void.

5. Vesting of Right; Expiration. This Right is exercisable effective March 14, 2008 and shall expire on the earlier to occur of (i) March 14, 2011 or (ii) such date that Recipient is no longer an employee of ICM or an affiliate of ICM (the “Expiration Date”).

6. No Rights as Stockholder. Until the exercise of this Right, the Registered Holder of this Right shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

7. No Fractional Shares. No fractional Shares will be issued in connection with any exercise hereunder. Fractional shares will be rounded up or down to the nearest whole number.

8. Headings. The headings in this Right are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Right.

9. Governing Law. This Right shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE PAGE: SUBSTITUTE CALL RIGHT

By: \s\ Bonnie Ludlow
Name: Bonnie Ludlow

Number of Shares Subject to Call Right

92,735

Price: $0.46 per Share

Date: March 14, 2008

Agreed and Accepted

By______________________
Name Claudia Monroe

EXHIBIT A

PURCHASE FORM

Name:  Claudia Monroe

Address: ________________________

________________________

________________________

Phone:  ________________________

Fax:  ________________________

SS#:  ________________________

Number of Shares Purchased: __________

Price per Share:  __________

Exhibit 6

SUBSTITUTE GRANT OF CALL RIGHT

This Substitute Grant of Call Right (“Right”) dated as of March 14, 2008 in favor of the individual set forth on Exhibit A (the “Recipient”).

WHEREAS, the undersigned (“Grantor”) previously granted a right (the “Original Right”) to call 85,000 shares of the common stock of Mobilisa, Inc. (“Mobilisa”) from the Grantor at an exercise price of $0.50 per share pursuant to a Grant of Call Right dated April 6, 2007.

WHEREAS, as of March 14, 2008 Mobilisa was merged (the “Merger”) with a wholly owned subsidiary of Intelli-Check, Inc. (“Intelli-Check”) whereby the holders of shares of Mobilisa common stock received 1.091 shares of Intelli-Check common stock. The name of Intelli-Check was changed pursuant to the Merger to “Intelli-Check-Mobilisa, Inc.”, or “ICM”.

WHEREAS, pursuant to Section 3 of the Original Right, the number of shares and purchase price of the Original Right were adjusted as a result of the Merger

WHEREAS, the Grantor desires to substitute the Original Right with this Right along the same terms and conditions of the Original Right, and confirm that the number of shares and exercise price of the Original Right have been changed as a result of the Mobilisa shares being converted into ICM shares as a result of the Merger.

NOW THEREFORE, the Grantor, as holder of shares of common stock (the “Shares”) of ICM, hereby substitutes to the Recipient, or its registered assigns (the “Registered Holder”), subject to the terms set forth below, the Original Right with this Right to purchase that number of Shares from the undersigned as set forth on the signature page to this Right at the purchase price of $0.46 per share (the “Purchase Price”). The number of Shares purchasable upon exercise of this Right, and the exercise price per Share shall be adjusted from time to time, if applicable, pursuant to Section 3.

1. Number of Shares. Subject to the terms and conditions hereinafter set forth, the Registered Holder is entitled, upon exercise of this Right, to purchase from the undersigned the number of Shares (subject to adjustments as provided herein) equal to the number Shares set forth on the Signature Page below.

2. Exercise.

(a) Manner of Exercise. This Right may be exercised by the Registered Holder pursuant to Section 5, in whole or in part, by surrendering this Right, with the purchase form appended hereto as Exhibit A, duly executed by such Registered Holder or by such Registered Holder’s duly authorized attorney, to the undersigned, accompanied by payment in full of the Purchase Price payable in respect of the number of Shares purchased upon such exercise. The Purchase Price may be paid by cash, cashier’s check or through a promissory note in form and substance satisfactory to the undersigned bearing 8% interest that shall be payable in full to the undersigned on the 45th day after the exercise of this Right.

(b) Effective Time of Exercise. The Exercise of this Right shall be deemed to have been effected immediately prior to the close of business on the day on which this Right shall have been surrendered to the undersigned for exercise, subject to the vesting provisions of Section 5. At such time, the Registered Holder or his permitted assign(s) shall be deemed to have become the holder or holders of record of the Shares represented by such certificates.

 (c) Exercise; Delivery to Holder. As soon as practicable after the exercise of this Right in whole or in part, and in any event within five (5) days thereafter, the undersigned shall cause the Company to issue the Shares in the name of, and delivered to, the Registered Holder.

3. Adjustments.

(a) Stock Splits and Dividends. If outstanding Shares of the Company shall be subdivided into a greater number of shares or a dividend in Shares shall be paid in respect of Shares, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced. If outstanding Shares shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of Shares purchasable upon the exercise of this Right shall be changed to the number determined by dividing (i) the number of Shares issuable upon the exercise of this Right immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(b) Reclassification, Etc. In case there occurs any reclassification or change of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the stock or securities of which are at the time receivable upon the exercise of this Right) or any similar corporate reorganization on or after the date hereof, then, and in each such case the Registered Holder, upon the exercise hereof at any time after the consummation of such reclassification, change, or reorganization shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Right immediately prior thereto, all subject to further adjustment pursuant to the provisions of this Section 3.

4. Restrictions on Transfer. This Grant of Call Right and the Right set forth herein may not be assigned or transferred to any other person or entity without first obtaining the express written consent of the undersigned. Any attempted assignment or transfer not in compliance with this Section 4 shall be null and void.

5. Vesting of Right; Expiration. This Right is exercisable effective March 14, 2008 and shall expire on the earlier to occur of (i) March 14, 2011 or (ii) such date that Recipient is no longer an employee of ICM or an affiliate of ICM (the “Expiration Date”).

6. No Rights as Stockholder. Until the exercise of this Right, the Registered Holder of this Right shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

7. No Fractional Shares. No fractional Shares will be issued in connection with any exercise hereunder. Fractional shares will be rounded up or down to the nearest whole number.

8. Headings. The headings in this Right are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Right.

9. Governing Law. This Right shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE PAGE: SUBSTITUTE CALL RIGHT

By: \s\ Bonnie Ludlow
Name: Bonnie Ludlow

Number of Shares Subject to Call Right

92,735

Price: $0.46 per Share

Date: March 14, 2008

Agreed and Accepted

By______________________
Name Kenna Pope

EXHIBIT A

PURCHASE FORM

Name:  Kenna Pope

Address: ________________________

________________________

________________________

Phone:  ________________________

Fax:  ________________________

SS#:  ________________________

Number of Shares Purchased: __________

Price per Share:  __________